EXHIBIT 99.1

Almaden Provides Ixtaca Project Exploration Update

VANCOUVER, British Columbia, June 14, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce that it has completed a surface induced polarisation geophysical (IP) program at the Ixtaca deposit, Mexico (see Figure 1, Ixtaca Alteration Map).

The work was designed to help define drill targets beneath the area of hydrothermal alteration called the Southeast Alteration (SE) zone and at depth beneath the Ixtaca deposit (“Ixtaca Deeps”). The data from this survey are currently being processed and combined with geologic, geochemical and geophysical data collected in the past. It is hoped that these results, will identify more discrete drill targets for a future diamond drill program to test for potential blind zones of veining beneath the SE alteration zone. The discovery drill hole in the original Ixtaca deposit area, which is mostly covered by overlying clay alteration similar to that in the SE alteration zone, was planned in part based on high resistivity and chargeability results obtained in an earlier IP geophysical survey.

The Company looks forward to updating shareholders further once drilling plans are defined.

Background to the SE Alteration Zone

The SE Alteration Zone comprises white argillic (clay-altered) volcanics and, most interestingly, clusters of anomalies identified from a hyperspectral survey that include the spectral signatures of important epithermal alteration minerals such as kaolinite, alunite and buddingtonite. The SE Alteration Zone lies well outside of the current Ixtaca deposit resource area.

In November, 2020, the Company announced the discovery of several areas of veining cropping out within the SE Alteration Zone, and seventeen samples of the veining were collected and submitted for analysis to ALS Global in Zacatecas, Mexico. All but one sample returned below detection gold and silver, with the exception returning a value of 62 ppb gold. However, even though the outcrops are leached and weathered, many of the samples also returned elevated values for epithermal pathfinder elements which are commonly found in the higher parts of epithermal alteration zones. The presence of pathfinder elements in these samples is very encouraging as it corroborates the Company view that the SE Alteration Zone could represent the higher levels of a potential underlying epithermal system. It is quite typical that the higher parts of these systems contain negligible precious metals values.

Background to the Ixtaca Deeps Target

The Main Ixtaca Zone of the Ixtaca deposit is hosted by limestone where the veins form a wide zone of veining referred to as a vein swarm. This vein swarm in limestone has been the primary focus of the Company’s exploration efforts to date and the Feasibility Study level technical examination of the Ixtaca deposit (for further information, see “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, and is available under the Company’s profile on SEDAR and on the Company’s website).

Adjacent to the Main Ixtaca Zone, shaley carbonate rocks host the more discrete focussed gold-silver vein related mineralisation of the Northeast Extension Zone, which also has higher associated zinc and lead values. Based on structural interpretation, the Main Ixtaca Zone gold-silver vein swarm could be the upper part of a vein system which transitions at depth to structurally controlled silver-lead-zinc dominated mineralisation where the Northeast Extension Zone would project down dip underneath the Main Ixtaca Zone (see Figure 2, Longitudinal Section of Main Ixtaca Zone and Cross Section of Northeast Extension Zone). This potential for metal zonation from upper gold-silver to deep silver-lead-zinc mineralisation is supported by geologic interpretation, geologic models for epithermal precious metal deposits and observations made in other epithermal vein deposits in Mexico.

Norm Dircks, P.Geo., is a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the scientific and technical contents of this news release.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the likelihood of any discovery of merit at the SE Alteration Zone or Ixtaca Deeps, and the likelihood of success of the geophysical program and its contribution to drilling plans.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of Almaden’s financial position, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled “Risk Factors” in Almaden’s Annual Information Form and Almaden’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

Ixtaca Deposit Alteration Map

616,000 mE
617,000 mE
618,000 mE
619,000 mE
620,000 mE
621,000 mE
622,000
2,178,000 mN
2,177,000 mN
2,176,000 mN
2,175,000 mN
TULIGTIC PROPERTY
Exploration Targets
Map Area
0
5 km
N
Structural Trend
IXTACA DEPOSIT
CALEVA ZONE
IXTACA EAST ZONE
SE CLAY ALTERATION ZONE
TANO ZONE
Line 2,177,000N
Line 2,176,800N
Line 2,176,625N
Line 2,176,050N
Line 2,175,900N
Line 2,175,750N
Line 2,175,550N
Line 2,175,325N
Line 201
Structural Trend
Almaden Minerals Ltd.
Tuligtic Project
2021 IP Survey Lines
Satellite Based Alteration
Puebla State, Mexico
0m
750m
LEGEND
Alunite
Kaolinite
Buddingtonite
Sericite
2021 IP Survey Lines
UTM NAD83z14
10 June 2021

Geophysical Lines

Ixtaca Deposit Long Section

SW
IXTACA ZONE LONGITUDINAL AND
NE EXTENSION ZONE CROSS SECTION
LOOKING 340 DEGREES
NE
Almaden Minerals Ltd.
2400m
2200m
CLAY ALTERED
VOLCANICLASTICS
HIGH GRADE NE
EXTENSION ZONE
HIGH GRADE
MAIN IXTACA ZONE
VEIN SWARM
SHALE
FS
PIT OUTLINE
44.0m 1.0 g/t Au, 96 g/t Ag
Inc. 10.5m 2.7 g/t Au, 245 g/t Ag
LIMESTONE
CONCEPTUAL MODEL
Si
Al
Ill-Cel
DYKE
OUTLINE OF CURRENT
MINERALIZED SHELL
(based on 0.1 g/t Au equivalent shell,
includes internal dilution)
Antiform
INTERPRETED BOUNDARY
OF ALTERATION
DYKE
ZONE
101.45m 1.9 g/t Au, 13 g/t Ag
Inc. 46.20m 3.9 g/t Au, 15 g/t Ag
And 28.95m 5.6 g/t Au, 20 g/t Ag
Gold/
Silver
Zone
PLAN
N
LONG
SECTION
Antiform
Target area for
Potential
Silver/Lead/Zinc
Zone
"Ixtaca Deeps"
Silver/
Lead/Zinc
Zone
0m
200m
SCALE
modified from
Buchanan, 1981

Ixtaca "Deeps" Target